

September 25, 2013

Via E-mail
Mr. Jim R. Black
Executive Vice President and Chief Financial Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

Re: **Mattress Firm Holding Corp.**
        Form 10-K for the Year Ended January 29, 2013
        Filed April 1, 2013
        File No. 001-35354

Dear Mr. Black:

We have reviewed your response dated August 29, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Use of Estimates, page 51

Goodwill and Indefinite-Lived Intangible Assets, page 54

1.   We have reviewed your response to comment 2 in our letter dated August 13, 2013. Although you indicate that each of the three reporting units tested for goodwill impairment at your last testing date had fair values substantially in excess of their respective carrying values, we note that your initial qualitative assessment indicated that it was more likely than not that the carrying values exceeded the fair values. For each of the three reporting units, please describe the unit's business to us and describe in

reasonable detail the qualitative factors that initially led you to believe that carrying value exceeded fair value. Also explain how these qualitative factors impacted the quantitative calculation. Finally, please tell us the percentages by which fair value exceeded carrying value for each of your reporting units as of your most recent testing date.

Consolidated Financial Statements, page 62

Note 1. Business and Summary of Significant Accounting Policies, page 69

Vendor Incentives, page 72

2.   We have reviewed your response to comment 3 in our letter dated August 13, 2013. Please address the following comments:

- You indicate that each of the supply agreements underlying your new store funds require you to purchase a cumulative dollar amount of the supplier's products. Please clarify why you do not recognize new store funds as you progress toward achievement of purchase milestones.

- Quantify for us for each period presented the amount of new store funds received and the amount recognized in income as a reduction of cost of goods sold. Please also quantify what the amounts recognized in income would have been had you recognized the funds in proportion to your purchases instead of on a straight-line basis.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief